

10 January 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA



03003573

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
10.01.03	LSE Notification – Canada Life

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

4imprint Park, 17 Moss Lane, Whitefield M45 8FI


AVS No | 576956 |

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	CANADA LIFE

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
100,000	0.35	/	/

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13	10-01-03	10-01-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,225,000	4.27

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification
PP Watts.   CRAIG SLATER   COMPANY SECRETARY Date of notification 10TH JANUARY 18 2003

London Stock Exchange. Company Announcements Office. Old Broad Street. London EC2N 1HP Telephone 071-797 3850.

 **Canada Life**

INVESTMENT DEPARTMENT

Canada Life Limited
Pellipar House
9 Cloak Lane
London EC4R 2RU
Tel 020 7410 6650
Fax 020 7410 9930

Mr Craig Slater
Company Secretary
4imprint plc
Park 17
Moss Lane
Whitefield
Manchester
M45 8FJ

10 January 2003

Faxed to: 0870 7571288

Dear Mr Slater

Following a purchase of 100,000 shares today at the price of 35 pence, the Canada Life Marketing Group now has a holding of 1,225,000 shares, representing 4.3% of the issued share capital.

Please could you arrange for the necessary stock market news release.

Yours sincerely

Craig McDougall
Fund Manager